Aurora Cannabis Appoints Dr. Debra Wilson Chief Human Resources Officer

TSX: ACB

EDMONTON, Aug. 10, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) is pleased to announce that Dr. Debra Wilson has been promoted to Chief Human Resources Officer (CHRO), effective immediately.

Dr. Debra Wilson, Aurora’s Chief Human Resource Officer (CNW Group/Aurora Cannabis Inc.)

Dr. Wilson joined the Company in June, 2017 and previously served as Vice President and Senior Vice President of Human Resources. She is a seasoned leader with more than 25 years' experience in human resources, developing and practicing leading edge methods. Debra earned her PhD in industrial and organizational psychology from Capella University, and her MBA from Royal Roads University, with a concentration in Human Resource Management. Believing strongly in professional development, Debra is also an adjunct instructor for courses in Human Resource at the Northern Alberta Institute of Technology (NAIT).

Prior to joining Aurora, Debra was a leader in the areas of Human Resources and Organizational Development for various organizations across several industries. Debra was Director of Human Resources for Universal Rail Systems, a specialized rail construction and maintenance company with offices across Canada. Prior to that, Debra was Vice President of Human Resources and Organizational Development at Alberta Pensions Services Corporation, Senior Director of HR and Administration for Afexa Life Sciences, Vice President of Human Resources for Maclab Enterprises Inc. and Vice President of Human Resources for Bentall Kennedy.

Management Commentary

"Debra has built what I believe is the finest HR function in the industry, and she has also become a key source of wise counsel on pivotal business decisions. Her promotion reflects both her functional excellence and the leadership and organizational insights she contributes, as Aurora rapidly expands its global operations," said Terry Booth, CEO. "Since joining the Company, she and her team have seamlessly onboarded more than 800 people – a 350% increase in employees in just over a year. Her professionalism and passion, as well as her dedication to ensuring that Aurora's unique culture will continue to thrive as we expand around the world, have established human resources as a core capability of the Company."

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 570,000 kg per year and sales and operations in 14 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at ultra-low costs. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora's facilities is built to meet European Union (EU) GMP standards, and both its first production facility and its wholly owned European medical cannabis distributor Pedanios have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 10 companies acquired – MedReleaf, CanvasRX, Peloton Pharmaceutical, Pedanios, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, and Anandia Labs - Aurora is distinguished by its reputation as a partner of choice and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com, Twitter or Instagram

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

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For further information: For Media: Heather MacGregor, +1.416.509.5416,heather.macgregor@auroramj.com, www.auroramj.com;For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, https://investor.auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, https://investor.auroramj.com; U.S. investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 10-AUG-18